Exhibit 7
Statement Regarding Ratio of Earnings to Fixed Charges
The following table sets forth UBS’s ratio of earnings to fixed charges on the basis of IFRS as issued by the IASB, for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

CHF million, except for ratios		31.12.10	31.12.09	31.12.08	31.12.07	31.12.06

Pre-tax earnings from continuing operations	[1]	7,094	(3,173)	(28,256)	(4,385)	13,654

Add: Fixed charges		13,471	17,939	60,672	104,795	81,800

Pre-tax earnings before fixed charges		20,565	14,766	32,416	100,410	95,454

Fixed charges:
Interest		12,657	17,016	59,687	103,775	80,880
Other	[2]	814	923	985	1,020	920

Total fixed charges		13,471	17,939	60,672	104,795	81,800

Ratio of earnings to fixed charges		1.53	0.82	0.53	0.96	1.17

1 Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.  2 Other fixed charges are the interest component of rental expense.